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TSX.V: ADL

News Release

ADIRA ENERGY COMPLETES SHARE CONSOLIDATION AND
ANNOUNCES EXPIRATION OF THE GABRIELLA LICENSE

TORONTO, September 29, 2014 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: 0AM1). Adira Energy Ltd. (“Adira” or the “Company”) announces that, further to its news release dated July 14, 2014, the TSX Venture Exchange (the “Exchange”) has approved the consolidation of the Company’s issued and outstanding common shares (the “Shares”) on the basis of one (1) post-consolidation Share for every five (5) pre-consolidation Shares (the “Consolidation”).

The Consolidation will be effective September 29, 2014, (the “Effective Date”) and the Shares will begin trading on a consolidated basis on Wednesday, October 1, 2014. The Consolidation was approved by shareholders at the Company’s Annual and Special Meeting held on August 12, 2014. The 61,460,318 pre-Consolidation Shares will be consolidated to 12,292,021 post-Consolidation Shares. No fractional Shares will be issued as a result of the Consolidation. Any resulting fractional post-Consolidation Shares will be rounded down to the nearest whole Share. The exercise price and the number of Shares issuable under any of the Company’s outstanding Share purchase warrants and incentive stock options will be proportionately adjusted to reflect the Consolidation. For a period of approximately two weeks following the Effective Date, the Company’s symbol on the OTCBB will be changed to “ADEND”.

The Company has been informed by its joint venture partner that the Petroleum Commissioner in the Ministry of National Infrastructure, Energy and Water of the State of Israel provided notice that Petroleum License No. 378 (the “Gabriella License”) has expired due to the milestones in the work program not being achieved. Notice was also provided that the Yam Hadera License has expired for the same reasons. The Company held a 15% interest in the Gabriella License and had an option to acquire up to a 15% interest in the Yam Hadera License. The Company continues to hold a 15% interest in Petroleum License No. 380 (the “Yitzhak Licence”).

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the Eastern Mediterranean. The Company has one petroleum exploration licenses offshore Israel, the Yitzhak license, located 17 km offshore between Hadera and Netanya.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada
Alan Friedman
Exec. Vice President
afriedman@adiraenergy.com
+1 416 250 1955

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.